Exhibit 99.6

Infinera Announces Offer to Acquire Transmode

Acquisition Accelerates Metro Packet-Optical Strategy

and Establishes End-to-End Portfolio

•	Complementary product offering of long-haul, metro and Cloud that addresses the breadth of the DWDM market – forecast to reach $15B in 2019[1]

•	Aligns Infinera’s #1 position in 100G WDM (ex-China) with Transmode’s #1 position in metro packet optical in EMEA

•	Timing enables combined company to capitalize on increased expected spending on transport within metro infrastructures

•	Expected to be accretive to non-GAAP EPS in 2016

Sunnyvale, Calif. and Stockholm, Sweden – April 8, 2015 – Infinera (NASDAQ: INFN), announced its offer to acquire Transmode, a leader in metro packet-optical networking through a recommended public offer to the shareholders of Transmode (the “Offer”). Transmode is headquartered in Stockholm, Sweden, and listed on Nasdaq Stockholm (TRMO).

The Board of Directors of Transmode has unanimously recommended to Transmode’s shareholders to accept the Offer. Pod Investment AB, the largest shareholder, which holds approximately 33 percent of the total shares and voting rights in Transmode, has undertaken to accept the Offer subject to customary conditions.

Complementing Infinera’s strength in the long-haul optical transport market and its early lead in the metro Cloud market, Transmode’s suite of metro core, edge and access solutions will allow Infinera to address the entire end-to-end WDM market and to capitalize on the transition of major 100G metro aggregation deployments expected by industry analysts to commence in 2016. Transmode’s products provide a rich set of application specific features including broadband aggregation, mobile backhaul and fronthaul along with business Ethernet MEF certifications. Both companies bring complementary customers and technology with Transmode positioned primarily in metro applications in Europe and Infinera historically positioned in long-haul and metro cloud, particularly in North America.

“The acquisition of Transmode accelerates the realization of our long held vision of providing an end-to-end portfolio of world class optical transport products. Further, the combination ensures we are well positioned to be a leading provider in the metro aggregation market as this market transitions to 100G,” said Tom Fallon, CEO of Infinera. “Transmode’s services-rich metro platforms, broad European customer base and profitable business model are naturally complementary to Infinera. We are also excited to have the Transmode team join Infinera and leverage our shared cultures of customer first, product excellence and profitability.”

[1]	Source: Infonetics Q4 2014 Market Forecast

“Drawing on the complementary and synergistic skill sets of Infinera and Transmode, the combined company will be able to compete more effectively, develop differentiated and advanced products, and provide greater value to its most important stakeholders – customers, investors and employees,” said Karl Thedéen, CEO of Transmode.

Under the terms of the Offer, for every 10 shares of Transmode, shareholders will receive SEK 300 in cash and 4.705 Infinera shares. The purchase price implies a price per share of approximately SEK 109, and a total equity value for Transmode of approximately $350 million. In aggregate, Infinera will deliver approximately $96 million in cash, funded from its balance sheet, and will issue approximately 13.0 million new Infinera shares to Transmode shareholders. As of December 27, 2014, Infinera’s total cash holdings were approximately $391 million. Post-transaction, Transmode shareholders will own 8.7 percent of the combined company on a fully diluted basis. The acquisition has been approved by the board of directors of Infinera, and unanimously recommended by the board of directors of Transmode.

The Offer is expected to close in the third quarter of Infinera’s fiscal year 2015, subject to certain closing conditions, including acceptance by more than 90 percent of the total number of shares of Transmode and other customary conditions. The transaction is expected to be neutral to slightly dilutive to Infinera’s non-GAAP earnings in the second half of 2015, and accretive to Infinera’s non-GAAP earnings in 2016.

Morgan Stanley & Co. LLC is acting as exclusive financial adviser to Infinera, along with Mannheimer Swartling and Wilson Sonsini Goodrich & Rosati, P.C., who are serving as legal advisers. Lazard is acting as financial adviser to Transmode, along with Hannes Snellman, who serves as legal adviser.

Infinera will host a conference call to discuss the Offer on April 9, 2015 at 5:30 a.m. Pacific Daylight Time (2:30 p.m. Central European Time). Interested parties may join the conference call by dialing 1-800-593-9940 (within the U.S.) or +1-630-395-0029 (outside of the U.S.). The participant passcode is PIC. The Audio Webcast will also be available at http://investors.infinera.com. The telephone replay will be available 1 hour after the end of the call by dialing 1-866-403-7095 (within the U.S.) or +1-203-369-0567 (outside of the U.S.). There is no replay passcode.

This is not the formal announcement of the Offer for Transmode. The formal announcement of the Offer, which has been drawn up and made public in accordance with Swedish laws and regulations, is attached hereto and can, together with other information about the Offer, be found on www.infinera.se.

Infinera Contacts:

Media (Europe): VERO Communications Johan Tamsen Tel. +46 (0)8 611 38 30 johan@vero.se	Investors (Europe): Morgan Stanley & Co International plc Erik Tregaard Tel. +46 (0)8 678 96 00 Erik.tregaard@morganstanley.com

Media (Rest of World): Anna Vue Tel. +1 (916) 595-8157 avue@infinera.com	Investors (Rest of World): Jeff Hustis Tel: +1 (408) 213-7150 jhustis@infinera.com

About Infinera

Infinera provides Intelligent Transport Networks for network operators, enabling reliable, easy to operate, high-capacity optical networks. Infinera leverages its unique large scale photonic integrated circuits to deliver innovative optical networking solutions for the most demanding network environments. Intelligent Transport Networks enable carriers, Cloud network operators, governments and enterprises to automate, converge and scale their data center, metro, long-haul and subsea optical networks. To learn more about Infinera visit www.infinera.com, follow us on Twitter @Infinera and read our latest blog posts at blog.infinera.com.

About Transmode

Transmode is a global provider of packet-optical networking solutions that enable fixed line and mobile network operators to cost effectively address the capacity needs created by the rapid growth in video and data traffic. These solutions are important building blocks in next-generation high-speed optical networks that support services such as broadband backhaul, mobile data backhaul, video delivery services and cloud computing. Find out more at www.transmode.com.

Forward Looking Statements

Statements in this press release relating to future events, status and circumstances, including statements regarding future financial and operating performance, growth, expected synergies and timing of the closing of the transaction, are forward-looking statements. These statements are not guarantees of results and should not be considered as an indication of future activity or future performance. Actual results may vary materially from these expectations as a result of various risks and uncertainties. These risks and uncertainties include, but are not limited to, the risk that Transmode shareholders fail to tender more than 90 percent of Transmode’s outstanding shares, that any of the other closing conditions are not satisfied, and that the transaction may not close; the risk that Transmode’s and Infinera’s businesses will not be integrated successfully; the risk that synergies will not be realized or realized to the extent anticipated; the risk that the combined companies will not realize on its financing or operating strategies; the risk that litigation in respect of either company or the transaction could arise; and the risk that disruption caused by the combined companies would make it difficult to maintain certain strategic relationships. These risks and uncertainties also include those risks and uncertainties that will be discussed in the offer document to be filed with the Swedish Financial Supervisory Authority and in the Registration Statement on Form S-4 to be filed with the Securities and Exchange Commission, those risks and uncertainties identified under the heading “Risk Factors” in the Infinera Annual Report on Form 10-K for the year ended December 27, 2014, and filed with the SEC, and those risks and uncertainties identified in any subsequent reports filed with the SEC by Infinera. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. Any forward-looking statements contained in this press release speak only as of the date on which they were made and Infinera has no obligation (and undertakes no such obligation) to update or revise any of them, whether as a result of new information, future events or otherwise, except for in accordance with applicable laws and regulations.

Important Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell any shares. This communication is for informational purpose only. The Offer will not be made to, nor will exchanges be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not comply with the laws of that jurisdiction. The acceptance period for the Offer for shares of Transmode described in this communication has not commenced.

In connection with the proposed combination of Infinera and Transmode, Infinera will file an offer document with the Swedish Financial Supervisory Authority and a prospectus and a Registration Statement on Form S-4 with the SEC.

Shareholders of Transmode should read the above referenced documents and materials carefully when such documents and materials become available because they contain important information about the transaction.

Shareholders of Transmode may obtain free copies of these documents and materials, any amendments or supplements thereto and other documents containing important information about Infinera and the transaction, once such documents and materials are filed or furnished, as applicable, with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents and materials filed with the SEC by Infinera will also be available free of charge on Infinera’s website at http://www.Infinera.com/ under the heading “SEC Filings” in the “Company—Investor Relations” portion of Infinera’s website. More information about the Offer, including the formal announcement of the Offer and the offer document to be filed with and approved by the Swedish Financial Supervisory Authority, can be found on www.infinera.se.

The Offer is not being made, and this press release may not be distributed, directly or indirectly, in or into, nor will any tender of shares be accepted from or on behalf of holders in, Australia, Hong Kong, Japan, Canada, New Zealand or South Africa, or any other jurisdiction in which the making of the Offer, the distribution of this press release or the acceptance of any tender of shares would contravene applicable laws or regulations or require further offer documents, filings or other measures in addition to those required under Swedish and U.S. law.

This press release has been published in Swedish and English. In the event of any discrepancy in content between the language versions, the Swedish version shall prevail.

PRESS RELEASE, 9 April 2015 (CET)

Infinera announces a recommended public offer to the shareholders of Transmode – seeking to broaden network capabilities and geographic presence

Infinera Corporation (NASDAQ: INFN) – a provider of Intelligent Transport Networks for network operators, enabling reliable, easy to operate, high-capacity optical networks – (“Infinera”) announces a recommended public offer to the shareholders of Transmode AB (“Transmode”) to tender all their shares in Transmode to Infinera (the “Offer”). The total Offer consideration consists of a mixture of cash and shares of common stock in Infinera, which values each Transmode share at SEK 109. The total Offer value corresponds to approximately SEK 3,020 million. Transmode’s shares are listed on Nasdaq Stockholm, Mid Cap. The Offer accelerates Infinera’s vision of providing the world’s best optical equipment across the entire dense wavelength division multiplexing (“DWDM”) market. Combined, Infinera and Transmode will have an end-to-end product portfolio and expect to realize financial synergies from their complementary customer bases and product portfolios, as well as certain operational synergies.

The Offer in brief

•	The Offer consideration values each Transmode share at SEK 109[2] and the total Offer value represents approximately SEK 3,020 million[3].

•	The total Offer consideration consists of a mixture of cash and shares of common stock in Infinera (“Infinera Shares”). Infinera is offering each Transmode shareholder:

•	in respect of approximately 72.48 percent of the Transmode shares tendered by such shareholder: approximately 0.6492 Infinera Shares per Transmode share; and

[2]	Based on USD 19.43, which was the closing price for Infinera Shares (as defined below) on 8 April 2015 (the last trading day prior to announcement of the Offer), i.e., SEK 167.90 based on a SEK/USD mid exchange rate published by the Swedish Central Bank (Sw. Riksbanken) on 8 April 2015 (of 8.6414).
[3]	Based on 27,709,236 outstanding shares in Transmode (i.e., excluding 79,440 own shares held in treasury by Transmode). The total Offer value corresponds to approximately USD 350 million, based on a SEK/USD exchange rate of 8.6414.

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•	in respect of the remaining approximately 27.52 percent of the Transmode shares tendered by such shareholder: SEK 109 in cash per Transmode share.

•	Accordingly, for every 10 Transmode shares tendered, each Transmode shareholder will receive SEK 300 in cash and approximately 4.705 Infinera Shares.

•	If Transmode pays dividends, including the dividend of SEK 1.95 per share as proposed by the Transmode Board of Directors on 5 February 2015, or makes any other distributions to its shareholders, with a record date occurring prior to the settlement of the Offer, the Offer consideration will be reduced accordingly (please refer to footnote 8 below).

•	The Offer represents a premium of:

•	approximately 46 percent compared to the six month volume-weighted average share price of SEK 74.80 for the Transmode share on Nasdaq Stockholm, up to and including 8 April 2015, the last trading day prior to announcement of the Offer;

•	approximately 32 percent compared to the three month volume-weighted average share price of SEK 82.75 for the Transmode share on Nasdaq Stockholm, up to and including 8 April 2015, the last trading day prior to announcement of the Offer;

•	approximately 20 percent compared to the one month volume-weighted average share price of SEK 90.58 for the Transmode share on Nasdaq Stockholm, up to and including 8 April 2015, the last trading day prior to announcement of the Offer; and

•	approximately 13 percent compared to the closing share price of SEK 96.50 for the Transmode share on Nasdaq Stockholm on 8 April 2015, the last trading day prior to announcement of the Offer.

•	The Offer implies a ratio of approximately 2.9 times Enterprise Value to Fiscal Year 2014 sales (EV/Sales) of Transmode and a ratio of approximately 49 times the value of the Offer to Transmode’s Fiscal Year 2014 earnings (P/E).

•	The Board of Directors of Transmode unanimously recommends that Transmode shareholders accept the Offer.[4] The Transmode Board of Directors has obtained a fairness opinion from Lenner & Partners regarding the Offer, according to which the Offer is fair from a financial point of view for the shareholders in Transmode.

•	Pod Investment AB (“Pod”), which owns approximately 33 percent of the shares and votes in Transmode, has undertaken to accept the Offer, subject to certain conditions.

[4]	Since Pod Investment AB has entered into an undertaking to tender its shares in Transmode in the Offer (please see “Undertaking to accept the Offer and lock-up undertaking” below), Board members Tom Nyman, Chairman of the Board of Transmode and Director of Pod Investment AB, and Axel Roos, Director of the Board of Transmode and CEO and Director of Pod Investment AB, have, due to a conflict of interest, not participated in Transmode’s Board of Directors’ handling of, or decisions relating to, the Offer.

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•	If the Offer is accepted in its entirety, approximately 13.0 million Infinera Shares will be issued under the Offer, corresponding to approximately 10.1 percent of Infinera’s shares outstanding. Following completion of the Offer, if accepted in its entirety, former Transmode shareholders would hold Infinera Shares representing approximately 9.2 percent of the outstanding shares of and voting power in the combined company and approximately 8.7 percent of the combined company on a fully diluted basis.[5]

•	The combination of Infinera and Transmode (the “Combined Company”) will have a portfolio of products to address the entire DWDM market across Metro, Long Haul and Subsea. The combination is expected to accelerate Infinera’s ability to more fully address the fast growing 100G Metro market and enable Transmode to better access opportunities outside Europe.

•	Multiple synergies are expected to be realized as a result of the Combined Company, due in part to the fact that the companies’ customer bases have minimal overlap, and also due to the Combined Company being well positioned to provide a comprehensive solution globally. The Combined Company is also expected to be able to leverage cost efficiencies, including the integration of Infinera’s Photonic Integrated Circuits (“PICs”) into certain Transmode products, negotiating leverage from higher volumes with third-party suppliers and to a lesser extent, operating expense synergies by avoiding duplicative costs.

•	The Offer is not subject to any financing conditions. Infinera will finance the cash portion of the Offer consideration through its existing cash resources.

•	Infinera has initiated discussions with Nasdaq Stockholm and is evaluating whether to apply for a secondary listing on Nasdaq Stockholm, in addition to its current listing on the NASDAQ Global Select Market in the United States.

•	The Offer does not require pre-clearance filing with competition authorities.

•	The acceptance period of the Offer is expected to run from 26 June 2015 – 17 July 2015.

Comments from Infinera

“The acquisition of Transmode accelerates the realization of our long held vision of providing an end-to-end portfolio of world class optical transport products. Further, the combination ensures we are well positioned to be a leading provider in the metro aggregation market as this market transitions to 100G,” said Tom Fallon, CEO of Infinera. “Transmode’s services-rich metro platforms, broad European customer base and profitable business model are naturally complementary to Infinera. We are also excited to have the Transmode team join Infinera and leverage our shared cultures of customer first, product excellence and profitability.”

[5]	Based on 27,709,236 outstanding shares in Transmode (i.e., excluding 79,440 own shares held in treasury by Transmode) and 129,093,644 outstanding shares in Infinera as of 28 March 2015.

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Comments from Transmode and Pod

“The independent members of the Board of Directors of Transmode have unanimously decided to recommend the offer from Infinera and see benefits in the combination. The share portion of the consideration allows Transmode shareholders to take part in the anticipated benefits of the combination,” said Helena Nordman-Knutson, spokesperson for the independent Transmode Board.

“Drawing on the complementary and synergistic skill sets of Infinera and Transmode, the combined company will be able to compete more effectively, develop differentiated and advanced products, and provide greater value to its most important stakeholders – customers, investors and employees,” said Karl Thedéen, CEO of Transmode.

“Pod believes in the long term strategic rationale of the combination and we have together with Infinera’s CEO Tom Fallon and President and Co-Founder David F. Welch, entered into a lock-up agreement to show our commitment,” commented Tom Nyman and Axel Roos from Pod.

Background and reasons for the Offer

Market analysts expect the 100G Metro market to accelerate in 2016. Anticipating that event, Infinera has previously announced its intentions to introduce a Metro Core Aggregation product by the end of 2015 that would address a portion of that market. The Combined Company’s product portfolio will be able to address the breadth of the Metro market by the time major buying decisions commence.

There is minimal customer overlap between Infinera and Transmode. Infinera’s historical strength is in the North American long-haul market, while Transmode’s is in the European Metro market. The Combined Company will be able to more fully address the DWDM market and capitalize on the companies’ respective geographical strengths.

The Combined Company will have an end-to-end product portfolio to address the entire DWDM market. Historically, certain large Service Providers (as defined below) have shown themselves to value vendors with end-to-end portfolios.

Infinera develops and manufactures its products utilizing a vertically integrated business model in which it owns a significant portion of its manufacturing facilities and technologies. Over time, the Combined Company will seek to integrate Infinera’s technologies (e.g., PICs, DSPs, SDN, etc.), where applicable, into the Transmode family of products, which in turn will add value and drive down the cost structure. Additionally, the Combined Company is expected to have access to more favorable pricing from third-party suppliers due to higher purchase volumes. The Combined Company should also see efficiencies in its operating expenses by avoiding duplicative costs.

Finally, Infinera and Transmode have both enjoyed strong gross and operating margin results compared to its industry peers. Both companies share disciplined cultures focused on designing for cost and being disciplined in pricing, allowing for a profitable business.

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Management and employees

Infinera recognizes the skills and capabilities of Transmode’s management and employees and wishes to maintain an excellent relationship with them. For the near-term, Infinera does not intend to make any material changes to Transmode’s employees or to Transmode’s existing organization and operations, including the terms of employment and locations of the business. Each company’s engineering structure is anticipated to remain substantively intact and Infinera intends to have Transmode’s current CEO lead the Metro Aggregation business operations of the Combined Company. For the long-term, the optimal structures of each function will be determined during the period following the completion of the Offer and the creation of the Combined Company, after an assessment of the Combined Company’s optimal structure and staffing.

Infinera’s philosophy is to be market competitive with respect to the delivery of compensation and benefits to its employees globally, and accordingly, Infinera intends to administer such programs consistent with its current practice.

The Offer

The total Offer consideration consists of a mixture of cash and Infinera Shares, which values each Transmode share at SEK 1096.

Infinera is offering each Transmode shareholder:7

•	in respect of approximately 72.48 percent of the Transmode shares tendered by such shareholder: approximately 0.6492 Infinera Shares per Transmode share (the “Share Consideration”), equivalent to a value of approximately SEK 109 per Transmode share[8]; and

•	in respect of the remaining approximately 27.52 percent of the Transmode shares tendered by such shareholder: SEK 109 in cash per Transmode share (the “Cash Consideration”).

Accordingly, for every 10 Transmode shares tendered, each Transmode shareholder will receive SEK 300 in cash and approximately 4.705 Infinera Shares.

If Transmode pays dividends, including the dividend of SEK 1.95 per share as proposed by the Transmode Board of Directors on 5 February 2015, or makes any other distributions to its shareholders, with a record date occurring prior to the settlement of the Offer, the Offer consideration will be reduced accordingly.9

[6]	Based on USD 19.43, which was the closing price for Infinera Shares on 8 April 2015 (the last trading day prior to announcement of the Offer), i.e., SEK 167.90 based on a SEK/USD exchange rate of 8.6414.
[7]	Certain numbers are rounded. The actual numbers that will be used to calculate the consideration for accepting Transmode shareholders are as follows: (i) For the rounded number 72.48 percent, the exact number is 72.4770642201835 percent, (ii) for the rounded number 27.52 percent, the exact number is 27.5229357798165 percent, and (iii) for the rounded number 0.6492 Infinera Shares, the exact number is 0.64919594997022 Infinera Shares.
[8]	Based on USD 19.43, which was the closing price for Infinera Shares on 8 April 2015 (the last trading day prior to announcement of the Offer), i.e., SEK 167.90 based on a SEK/USD exchange rate of 8.6414.
[9]	Assuming a dividend distribution of SEK 1.95 per share (as proposed by the Transmode Board of Directors on 5 February 2015), Infinera would be offering: in respect of approximately 73.80 percent of the Transmode shares tendered by such shareholder: approximately 0.6376 Infinera Shares per Transmode share, equivalent to a value of approximately SEK 107.05 per Transmode share; and in respect of the remaining approximately 26.20 percent of the Transmode shares tendered by such shareholder: SEK 107.05 in cash per Transmode share. Accordingly, for every 10 Transmode shares tendered, each Transmode shareholder would receive SEK 280.50 in cash and approximately 4.705 Infinera Shares, which means that it would be the cash portion of the total Offer consideration that would be reduced.

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If the Offer is accepted in its entirety, 13,037,196 Infinera Shares will be issued under the Offer, corresponding to approximately 10.1 percent of Infinera’s shares outstanding. Following completion of the Offer, if accepted in its entirety, former Transmode shareholders would hold Infinera Shares representing approximately 9.2 percent of the outstanding shares of and voting power in the Combined Company and approximately 8.7 percent of the Combined Company on a fully diluted basis.10

Only whole Infinera Shares will be delivered to Transmode shareholders who accept the Offer. Fractions of shares will be combined and sold on the NASDAQ Global Select Market on behalf of the Transmode shareholders concerned, and the average net proceeds will thereafter be distributed among such shareholders in relation to the size of each shareholder’s fraction of an Infinera Share.

Infinera has not paid any cash dividends on its common stock and does not currently intend to pay any cash dividends on common stock in the near future.11

No commission will be charged in respect of the settlement of the Transmode shares tendered to Infinera under the Offer.

For the Transmode shares that are tendered for the Share Consideration, no immediate Swedish tax consequences should arise for individual shareholders of Transmode under certain roll-over relief provisions. Provided that these provisions apply, the tax basis of the divested shares in Transmode will be carried over to the shares in Infinera (i.e., the shares in Infinera will for tax purposes be deemed to have been acquired for an amount equal to the tax basis in the divested shares in Transmode). For the Transmode shares that are tendered for the Cash Consideration, the sale of shares in Transmode will be a taxable event that may give rise to a capital gain or a loss. For individuals taxable in Sweden the tax rate for capital income is 30 percent.12

The Offer is not subject to any financing conditions. Infinera will finance the cash portion of the Offer consideration through its existing cash resources.

[10]	Based on 27,709,236 outstanding shares in Transmode (i.e., excluding 79,440 own shares held in treasury by Transmode) and 129,093,644 outstanding shares in Infinera as of 28 March 2015.
[11]	Should at some future date a dividend be paid on Infinera’s common stock, the Infinera Shares issued as consideration under the Offer would carry equal rights with respect to such dividend as the Infinera Shares already issued and entitled to dividends, provided that the record date for such dividend occurs after the settlement of the Offer.
[12]	Other rules apply to other categories of shareholders including corporate shareholders.

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At the time of this announcement Infinera does not hold any Transmode shares or any financial instruments that give financial exposure to Transmode shares, nor has Infinera acquired or agreed to acquire any Transmode shares or any financial instruments that give financial exposure to Transmode shares during the six months preceding the announcement of the Offer. For further information about the undertaking by Pod to accept the Offer, please see “Undertaking to accept the Offer and lock-up undertaking” below.

Infinera may acquire, or enter into arrangements to acquire, shares in Transmode outside the Offer. Any purchases made or arranged will be in accordance with Swedish law and Nasdaq Stockholm’s Takeover Rules (the “Takeover Rules”) and will be disclosed in accordance with applicable rules.

Offer value and premium

The total value of the Offer for all shares in Transmode13 amounts to approximately SEK 3,020 million.14

The Offer represents a premium of:

•	approximately 46 percent compared to the six month volume-weighted average share price of SEK 74.80 for the Transmode share on Nasdaq Stockholm, up to and including 8 April 2015, the last trading day prior to announcement of the Offer;

•	approximately 32 percent compared to the three month volume-weighted average share price of SEK 82.75 for the Transmode share on Nasdaq Stockholm, up to and including 8 April 2015, the last trading day prior to announcement of the Offer;

•	approximately 20 percent compared to the one month volume-weighted average share price of SEK 90.58 for the Transmode share on Nasdaq Stockholm, up to and including 8 April 2015, the last trading day prior to announcement of the Offer; and

•	approximately 13 percent compared to the closing share price of SEK 96.50 for the Transmode share on Nasdaq Stockholm on 8 April 2015, the last trading day prior to announcement of the Offer.

The Offer implies a ratio of approximately 2.9 times Enterprise Value to Fiscal Year 2014 sales (EV/Sales) of Transmode and a ratio of approximately 49 times the value of the Offer to Transmode’s Fiscal Year 2014 earnings (P/E).

[13]	The Offer value is based on 27,709,236 outstanding shares in Transmode (i.e., excluding 79,440 own shares held in treasury by Transmode).
[14]	Based on USD 19.43, which was the closing price for Infinera Shares on 8 April 2015 (the last trading day prior to announcement of the Offer), i.e., SEK 167.90 based on a SEK/USD exchange rate of 8.6414. The total offer value corresponds to approximately USD 350 million, based on a SEK/USD exchange rate of 8.6414.

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Recommendation from the Board of Directors in Transmode

The Board of Directors of Transmode unanimously recommends that Transmode shareholders accept the Offer.15 The Transmode Board of Directors has obtained a fairness opinion from Lenner & Partners regarding the Offer, according to which the Offer is fair from a financial point of view for the shareholders in Transmode.

Undertaking to accept the Offer and lock-up undertaking

Undertaking to accept the Offer

The largest shareholder in Transmode – Pod – holding in aggregate 9,223,140 Transmode shares, representing approximately 33 percent of the total number of shares and votes in Transmode, has undertaken to accept the Offer, subject to certain conditions. In the event that before the expiration of the acceptance period (including any extension) under the Offer a third party announces a public offer to acquire all the shares in Transmode for a price which exceeds the price in the Offer by more than eight (8) percent (the “8 Percent Hurdle”) and such offer is recommended by the Board of Directors of Transmode (a “Superior Offer”), and provided that Infinera has not publicly announced an increased Offer that is recommended by the Board of Directors of Transmode (“Increased Offer”) no later than on the date preceding the last day of the acceptance period (excluding any extension of it) under the Superior Offer (the “Right to Match”), then Pod’s undertaking to accept the Offer shall lapse and Pod shall be entitled to withdraw any acceptance of the Offer and accept the Superior Offer. In case an Increased Offer is made and the Superior Offer is thereafter increased to exceed the Increased Offer and such increased Superior Offer is recommended by the Board of Directors of Transmode (an “Increased Superior Offer”), and provided that Infinera does not exercise its Right to Match, then Pod’s undertaking to accept the Offer shall lapse and Pod shall be entitled to withdraw any acceptance of the Offer and accept the Increased Superior Offer. The 8 Percent Hurdle shall apply to a Superior Offer only (but not to any subsequent Increased Superior Offer), whereas the Right to Match shall apply to each and every Superior Offer and each and every Increased Superior Offer.

For the purposes of determining whether a Superior Offer exceeds the 8 Percent Hurdle, or, as the case may be, an Increased Superior Offer exceeds an Increased Offer, the following shall apply: (i) the part of the consideration that consists of listed securities under the Offer or, as the case may be, an Increased Offer shall be valued based on the Prevailing Conditions (as defined below) on the last completed trading day before announcement of the Offer or, as the case may be, the Increased Offer; (ii) if a Superior Offer or, as the case may be, an Increased Superior Offer includes a cash alternative coupled with a not all cash alternative, then the value of the cash alternative shall be elected for the determination of the offer value and any alternative forms of consideration shall be disregarded; and (iii) if the consideration under a Superior Offer

[15]

Since Pod has entered into an undertaking to tender its shares in Transmode in the Offer (please see “Undertaking to accept the Offer and lock-up undertaking” below), Board members Tom Nyman, Chairman of the Board of Transmode and Director of Pod, and Axel Roos, Director of the Board of Transmode and CEO and Director of Pod, have, due to a conflict of interest, not participated in Transmode’s Board of Directors’ handling of, or decisions relating to, the Offer.

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or, as the case may be, an Increased Superior Offer consists (wholly or partly) of listed securities, such offer shall be valued based on the Prevailing Conditions (as defined below) on the last completed trading day before announcement of the Superior Offer or, as the case may be, the Increase Superior Offer. The “Prevailing Conditions” shall mean (i) the quotation or price (as derived from the relevant exchange) of Infinera’s or the third party’s securities, as relevant, at the close of business on the above specified trading day and (ii) if the currency of the consideration under an offer is not in SEK, the currency conversion shall be calculated based on the applicable currency/SEK exchange rate on the day immediately preceding the date the offer was publicly announced, as derived from the European Central Bank daily foreign exchange reference rate at close of business.

Pod’s undertaking to accept the Offer shall terminate automatically and be of no further force or effect if the Offer lapses or is withdrawn, or the undertaking has lapsed due to a Superior Offer in accordance with the above, i.e., in cases where Infinera has not exercised its Right to Match. Furthermore, all of Pod’s obligations under the undertaking will lapse, at the option of Pod, if (a) the Offer is not being declared unconditional before 15 September 2015; (b) a circumstance has occurred, which could not have been reasonably known or anticipated by Pod at the time of entering into the undertaking, which would have a material adverse effect or could reasonably be expected to have a material adverse effect on Infinera’s liquidity, sales, results, solidity, assets or equity; or (c) any information made public by Infinera or disclosed by Infinera to Pod or Transmode is materially inaccurate, incomplete or misleading in respects that could reasonably be expected to have a materially adverse effect on Infinera’s liquidity, sales, results, solidity, assets or equity.

Lock-up undertaking

Pod has agreed not to dispose of the Infinera shares received as consideration for the Transmode shares tendered in the Offer during a certain period (the “Holding Period”). The Holding Period will commence upon settlement of the Offer and will continue until all of the Infinera shares received have been released from the holding restrictions pursuant to the following. One-fifth (1/5) of the shares shall be released from the holding restrictions on the forty-fifth day after settlement of the Offer. One-fifth (1/5) of the shares shall be released from the holding restrictions each month thereafter on the same day of the month as the day of the settlement of the Offer. Thomas J. Fallon, CEO of Infinera, and David F. Welch, Co-Founder of Infinera, have, subject to certain exemptions, entered into similar restrictions on their shares in Infinera.

Conditions to the Offer

Completion of the Offer is conditional on:

i)	the Offer being accepted to such an extent that Infinera becomes the owner of shares in Transmode representing more than 90 percent of the total number of shares of Transmode;

ii)	Infinera’s Registration Statement on Form S-4 in the United States, which will register the offer and issuance of the Infinera Shares, becoming effective under the Securities Act of 1933, as amended, and not being the subject of any stop order or proceeding seeking a stop order by the Securities and Exchange Commission (the “SEC”);

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iii)	the Infinera Shares to be issued under the Offer being approved for listing on the NASDAQ Global Select Market;

iv)	there being no circumstances, which Infinera did not have knowledge of at the time of the announcement of the Offer, having occurred which would have a material adverse effect or could reasonably be expected to have a material adverse effect on Transmode’s sales, results, liquidity, equity ratio, equity or assets;

v)	neither the Offer nor the acquisition of Transmode being rendered wholly or partially impossible or significantly impeded as a result of legislation or other regulation, any decision of court or public authority, or any similar circumstance, which is actual or can reasonably be anticipated, and which Infinera could not reasonably have foreseen at the time of the announcement of the Offer;

vi)	Transmode not taking any action that is likely to impair the prerequisites for making or completing the Offer;

vii)	no information made public by Transmode or disclosed by Transmode to Infinera being materially inaccurate, incomplete or misleading, and Transmode having made public all information which should have been made public by it; and

viii)	no other party announcing an offer to acquire shares in Transmode on terms more favorable to the shareholders of Transmode than the Offer.

Infinera reserves the right to withdraw the Offer in the event it becomes clear that any of the above conditions is not satisfied or cannot be satisfied. With regard to conditions ii) – viii), however, such withdrawal will only be made if the non-satisfaction is of material importance to Infinera’s acquisition of shares in Transmode.

Infinera reserves the right to waive, in whole or in part, one or more of the conditions above, including with respect to condition i) above, to complete the Offer at a lower level of acceptance.

Brief description of Infinera

Infinera Corporation (NASDAQ: INFN) is a U.S. corporation incorporated in the State of Delaware, USA. Infinera’s shares are traded on the NASDAQ Global Select Market. Infinera was incorporated in December 2000, and is headquartered in Sunnyvale, California, USA. Infinera’s principal executive offices are located at 140 Caspian Court, Sunnyvale, CA 94089, USA.

Infinera provides optical transport networking equipment, software and services to Tier 1 and Tier 2 telecommunications service providers, Internet content providers, cable operators, wholesale and enterprise carriers, research and education institutions, and government entities (collectively, “Service Providers”) across the globe. Infinera’s technologies and platforms enable Service Providers to automate, converge and scale their data center, metro, long-haul and subsea optical networks. As of 27 December 2014, Infinera had 1,495 employees. A total of 567 of those employees were located outside of the United States. Total revenue was USD 668.1 million in 2014 and USD 544.1 million in 2013. Infinera’s current market capitalization is approximately USD 2,508 million.16

[16]	Based on USD 19.43, which was the closing price for Infinera Shares on 8 April 2015 (the last trading day prior to announcement of the Offer), and a total number of 129,093,644 outstanding shares of Infinera as of 28 March 2015.

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More information regarding Infinera is available on Infinera’s website, www.infinera.com, and on the SEC’s website, www.sec.gov. Information contained on these websites are not incorporated herein by reference and should not be considered to be part of this press release.

Listing of Infinera

Infinera has initiated discussions with Nasdaq Stockholm and is evaluating whether to apply for a secondary listing on Nasdaq Stockholm, in addition to its current listing on the NASDAQ Global Select Market in the United States. Should Infinera move forward and apply for a secondary listing on Nasdaq Stockholm, it is anticipated that such listing would be approved in connection with the settlement of the Offer.

Due diligence

Infinera has conducted a limited confirmatory due diligence review of certain business, financial and legal information relating to Transmode in connection with the preparation of the Offer. In connection with such due diligence review, Infinera has received information regarding some of Transmode’s financial results for the first quarter of 2015, a summary of which will be published by Transmode today in a press release. Transmode has advised Infinera that, besides the above, Infinera has not received any information which has not been previously disclosed and which could reasonably be expected to affect the price of the shares in Transmode in connection with the due diligence review.

Transmode has performed a limited due diligence review of certain business, financial and legal information relating to Infinera.

Statement from the Swedish Securities Council in relation to the Offer

The Swedish Securities Council (Sw. Aktiemarknadsnämnden) has approved an extension of the period for preparing and filing the offer document with the Swedish Financial Supervisory Authority (the “SFSA”) (Sw. Finansinspektionen) from four weeks after the announcement of the Offer, to eight weeks after such date. The reasons for the extension are the time-consuming process of preparing pro forma financial statements, including converting Transmode’s financial statements from IFRS to U.S. GAAP, and that Infinera has certain filing requirements with the SEC (see ruling AMN 2015:06). Infinera may request an additional extension if necessary.

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Indicative timetable17

Estimated date for publication of the Offer document: 25 June 2015

Estimated acceptance period: 26 June 2015 – 17 July 2015

Estimated settlement date: 29 July 2015

Infinera reserves the right to extend the acceptance period as well as to postpone the date of settlement. Infinera will announce any extension of the acceptance period and/or postponement of the date of settlement by a press release in accordance with applicable laws and regulations.

The Offer does not require pre-clearance filing with competition authorities.

Brief description of Transmode

Transmode is a global provider of packet-optical networking solutions that enable fixed line and mobile network operators to cost effectively address the capacity needs created by the rapid growth in video and data traffic. These solutions are important building blocks in next-generation high-speed optical networks that support services such as broadband backhaul, mobile data backhaul, video delivery services and cloud computing. Transmode’s solutions are designed to increase the capacity, flexibility and functionality of metro and regional networks and are based on Wavelength Division Multiplexing (WDM) and transport technologies such as Ethernet. Transmode’s Native Packet Optical 2.0 architecture gives customers key advantages such as cost efficient Ethernet services, ultra-low latency, low power consumption and future proof network design.

Transmode is headquartered in Stockholm, Sweden and is listed on Nasdaq Stockholm, Mid Cap (TRMO). Since 2000 the company has installed more than 50,000 systems for over 650 fixed and mobile network operators, service providers, large enterprises and public institutions in over 50 countries across the globe.

More information regarding Transmode is available on Transmode’s website, www.transmode.com. Information contained on this website is not incorporated herein by reference and should not be considered to be part of this press release.

The Combined Company in summary

General

The Combined Company will have an end-to-end product portfolio that will enable it to broadly address the DWDM market, Metro, Long Haul and Subsea. As there is minimal customer overlap, the Combined Company can provide a full range of Metro products to existing Infinera Long Haul customers, while Transmode can offer Infinera’s Long Haul and Subsea products, powered by PICs, to its existing customers. The Combined Company would be better positioned to win business from larger Service Providers that value vendors with end-to-end capabilities.

Infinera recently started selling the Cloud Xpress to serve the Metro Data Interconnect market, and has disclosed plans to have a Metro Core Aggregation product ready by the end of 2015 that will serve a portion of the Metro market. The combination of the two companies is expected to accelerate Infinera’s ability to more fully address the fast growing 100G Metro market.

[17]	All dates are preliminary and may be subject to change.

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Product strategy

Infinera would seek to integrate Transmode’s portfolio of products and solutions under a common network management umbrella, which is anticipated to be Infinera’s current suite of market-leading network and service management tools. In addition, in order to maximize the ability to enable end-to-end networking and deliver the associated benefits, Infinera foresees working closely with Transmode to port value-added technologies across each company’s product lines. Such technologies may include, but are not limited to, PICs, analog DSPs, OTN switching/mapping ASICs, synchronization protocols and techniques, Ethernet and MPLS protocol stacks, optical system designs, service management tools, SDN controllers, and others.

Organization

A positive impact is expected from combining the talents of both companies’ engineering teams, which will have a larger combined R&D knowledge base to utilize. Each company’s engineering structure is anticipated to remain substantively intact and Infinera intends to have Transmode’s current CEO lead the Metro Aggregation business operations of the Combined Company. The optimal structures of each function will be determined during the period following the completion of the Offer and the creation of the Combined Company, after an assessment of the Combined Company’s optimal structure and staffing.

A successful integration process is crucial in order to realize expected synergies. The success of the integration is incumbent upon contributions and support of management teams of both companies. Infinera intends to retain key members of Transmode’s current senior management team to ensure successful integration and to benefit from their knowledge and experience over time. It is expected that the Combined Company will maintain Infinera’s and Transmode’s current facilities. The exact structure and assignments of the Combined Company’s senior management team will be determined over the course of the integration.

Dividend policy

Infinera does not currently pay a dividend. In order to focus on maximizing the Combined Company’s prospects, the Combined Company does not currently intend to pay a shareholder dividend in the near future.

Shareholder structure

The Combined Company’s top three shareholders (based on Infinera’s shareholder structure as of 28 March 2015 and assuming full acceptance of the Offer) will be:

1.	FMR LLC (13.2%)[18]

2.	The Vanguard Group (5.4%)[19]

3.	BlackRock Fund Advisors (5.0%)[20]

[18]	According to Schedule 13G/A filed with the SEC on 13 February 2015 by FMR LLC (“FMR”), FMR is deemed to be the beneficial owner of 18,792,952 shares of common stock of Infinera.
[19]	According to a Schedule 13G/A filed with the SEC on 10 February 2015 by The Vanguard Group (“Vanguard”), Vanguard is the beneficial owner of 7,728,166 shares of commons stock of Infinera.
[20]	According to a Schedule 13G/A filed with the SEC on 2 February 2015 by BlackRock, Inc. (“BlackRock”), BlackRock is the beneficial owner of 7,108,991 shares of common stock of Infinera.

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Infinera has no publicly available information about other significant shareholders. Pod, which holds approximately 33 percent of all issued shares in Transmode has expressed its full support for the combination by signing an undertaking to accept the Offer and entering into a lock-up undertaking. After full acceptance of the Offer, Pod will hold approximately 3.1 percent of the Combined Company.

If the Offer is accepted in its entirety, 13,037,196 Infinera Shares will be issued under the Offer, corresponding to approximately 10.1 percent of Infinera’s shares outstanding. Following completion of the Offer, if accepted in its entirety, former Transmode shareholders would hold Infinera Shares representing approximately 9.2 percent of the outstanding shares of and voting power in the Combined Company and approximately 8.7 percent of the Combined Company on a fully diluted basis.21

Combined Company financial information

The below unaudited financial information relates to information taken from each company’s reported financial results. Infinera reports in accordance with U.S. GAAP while Transmode reports in accordance with IFRS and differences in accounting policies may occur. The financial information is only an aggregation of financial information for the various businesses for the relevant time periods in order to provide an illustration of the Combined Company’s sales and earnings under the assumption that the activities were conducted within the same group from the beginning of each period presented.

The aggregation should not be viewed as pro forma since adjustments have not been made for the effects of future acquisitions analyses, differences in accounting policies and transaction costs. The information set forth below does not necessarily reflect the results or the financial position that Transmode and Infinera together would have had if they had conducted their operations as a group during the same periods. For instance, expected synergies have not been taken into account. Nor is this information indicative of what of the Combined Company’s future earnings will be. Infinera currently intends to commence reporting consolidated accounts for the Combined Company at the earliest from September 2015.

[21]	Based on 27,709,236 outstanding shares in Transmode (i.e., excluding 79,440 own shares held in treasury by Transmode) and 129,093,644 outstanding shares in Infinera as of 28 March 2015.

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(SEK million)
Full Year 2014	Infinera*	Transmode	Adjustments	The Combined Company
Revenue	5,732.1	930.0	—	6,662.1
Gross Profit	2,473.7	471.2	—	2,944.9
Operating Profit	234.6	70.6	—	305.2
Net Income	117.2	61.5	—	178.7
Earnings Per Share	0.91	2.22	—	1.26
Net Cash[22]	2,066.2	294.8	—	2,361.0
Equity	4,134.8	583.0	—	4,717.8

*	All USD amounts have been converted into SEK based on a USD/SEK exchange rate of 8.58.

Pro forma financial information for the Combined Company under U.S. GAAP will be included in the offer document relating to the Offer, as well as in Infinera’s Registration Statement on Form S-4 to be filed with the SEC, and may vary significantly from the combined financial information contained herein.

The Offer is not subject to any financing conditions. As of 27 December 2014, Infinera had cash, cash equivalents, investments and restricted cash of USD 391 million and carried USD 150 million in convertible debt. Infinera’s cash flow from operations in 2014 was USD 36 million. Infinera is capable of executing the Offer without additional financing. Moreover, the Combined Company is expected to generate positive cash flow from operations in fiscal 2015.

Compulsory acquisition and delisting

If Infinera becomes the owner of more than 90 percent of the shares of Transmode, Infinera intends to initiate a compulsory acquisition procedure with respect to the remaining shares in Transmode under the Swedish Companies Act (Sw. aktiebolagslagen (2005:551)). In connection therewith, Infinera will promote a delisting of the Transmode shares from Nasdaq Stockholm.

Applicable law and disputes

The Offer, as well as the agreements entered into between Infinera and the Transmode shareholders as a result of the Offer, shall be governed and construed in accordance with substantive Swedish law. Any dispute regarding the Offer, or which arises in

[22]	For Infinera, net cash includes cash, cash equivalents, investments and restricted cash of USD 391 million less outstanding debt of USD 150 million.

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connection therewith, shall be exclusively settled by Swedish courts, and the City Court of Stockholm (Sw. Stockholms tingsrätt) shall be the court of first instance.

The Takeover Rules and the Swedish Securities Council’s (Sw. Aktiemarknadsnämnden) rulings and statements on the interpretation and application of the Takeover Rules, including, where applicable, the Swedish Securities Council’s rulings and statements on the interpretation and application of the formerly applicable Rules on Public Offers for the Acquisition of Shares issued by the Swedish Industry and Commerce Stock Exchange Committee (Sw. Näringslivets Börskommitté), are applicable to the Offer. Furthermore, Infinera has, in accordance with the Swedish Takeover Act (Sw. lag (2006:451) om offentliga uppköpserbjudanden på aktiemarknaden), on 8 April 2015 contractually undertaken towards Nasdaq Stockholm to comply with said rules, rulings and statements and to submit to any sanctions that can be imposed on Infinera by Nasdaq Stockholm in the event of a breach of the Takeover Rules. On 9 April 2015, Infinera informed the SFSA of the Offer and the abovementioned undertakings towards Nasdaq Stockholm.

Advisers

Infinera has retained Morgan Stanley & Co. LLC, operating, as required, through its affiliate, Morgan Stanley & Co. International plc, as financial adviser; Mannheimer Swartling Advokatbyrå AB as Swedish legal adviser; and Wilson Sonsini Goodrich & Rosati, P.C. as U.S. legal adviser in connection with the Offer.

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Sunnyvale, California, USA

9 April 2015 (CET)

Infinera Corporation

The Board of Directors

Infinera discloses the information provided herein pursuant to the Takeover Rules. The information was submitted for publication on 9 April 2015, [03.00] a.m. CET.

Information about the Offer

Information about the Offer is made available at: www.infinera.se.

Infinera will host a conference call to discuss the Offer on 9 April 2015 at 5:30 a.m. Pacific Daylight Time (2:30 p.m. Central European Time). Interested parties may join the conference call by dialing 1-800-593-9940 (within the U.S.) or 1-630-395-0029 (outside of the U.S.). The participant passcode is PIC. The Audio Webcast will also be available at http://investors.infinera.com.

For further information, please contact:

Media (Europe): VERO Communications Tel. +46 8 611 38 30 johan@vero.se Media (Rest of World): Anna Vue Tel. +1 (916) 595-8157 avue@infinera.com

Investors (Europe):

Morgan Stanley & Co. International plc

Tel. +46 8 6789600

Erik Tregaard

Managing Director

erik.tregaard@MorganStanley.com

Erik Ohman

Managing Director

erik.ohman@MorganStanley.com

Investors (Rest of World):

Jeff Hustis

Tel: +1 (408) 213-7150

jhustis@infinera.com

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Important information

The Offer, pursuant to the terms and conditions presented in this press release, is not being made to persons whose participation in the Offer requires that an additional offer document be prepared or registration effected or that any other measures be taken in addition to those required under Swedish and U.S. law and regulations.

This press release and any related Offer documentation are not being distributed and must not be mailed or otherwise distributed or sent in or into any country in which the distribution or offering would require any such additional measures to be taken or would be in conflict with any law or regulation in such country – any such action will not be permitted or sanctioned by Infinera. Any purported acceptance of the Offer resulting directly or indirectly from a violation of these restrictions may be disregarded.

The Offer is not being and will not be made, directly or indirectly, in or into, or by use of mail or any other means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, Australia, Hong Kong, Japan, Canada, New Zealand or South Africa. This includes, but is not limited to facsimile transmission, electronic mail, telex, telephone, the internet and other forms of electronic transmission. The Offer cannot be accepted and shares may not be tendered in the Offer by any such use, means, instrumentality or facility of, or from within Australia, Hong Kong, Japan, Canada, New Zealand or South Africa or by persons located or resident in Australia, Hong Kong, Japan, Canada, New Zealand or South Africa. Accordingly, this press release and any related Offer documentation are not being and should not be mailed or otherwise transmitted, distributed, forwarded or sent in or into Australia, Hong Kong, Japan, Canada, New Zealand or South Africa or to any Australian, Hong Kong, Japanese, Canadian, New Zealand or South African persons or any persons located or resident in Australia, Hong Kong, Japan, Canada, New Zealand or South Africa.

Any purported tender of shares in an Offer resulting directly or indirectly from a violation of these restrictions will be invalid and any purported tender of shares made by a person located in Australia, Hong Kong, Japan, Canada, New Zealand or South Africa or any agent fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within Australia, Hong Kong, Japan, Canada, New Zealand or South Africa will be invalid and will not be accepted. Each holder of shares participating in the Offer will represent that it is not an Australian, Hong Kong, Japanese, Canadian, New Zealand or South African person, is not located in Australia, Hong Kong, Japan, Canada, New Zealand or South Africa and is not participating in such Offer from Australia, Hong Kong, Japan, Canada, New Zealand or South Africa or that it is acting on a non-discretionary basis for a principal that is not an Australian, Hong Kong, Japanese, Canadian, New Zealand or South African person, that is located outside Australia, Hong Kong, Japan, Canada, New Zealand or South Africa and that is not giving an order to participate in such offer from Australia, Hong Kong, Japan, Canada, New Zealand or South Africa. Infinera will not deliver any consideration from the Offer into Australia, Hong Kong, Japan, Canada, New Zealand or South Africa.

This press release is not being, and must not be, sent to shareholders with registered addresses in Australia, Hong Kong, Japan, Canada, New Zealand or South Africa. Banks, brokers, dealers and other nominees holding shares for persons in Australia, Hong Kong, Japan, Canada, New Zealand or South Africa must not forward this press release or any other document received in connection with the Offer to such persons.

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The Offer will not be made to, nor will exchanges be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not comply with the laws of that jurisdiction. The acceptance period for the Offer for shares of Transmode described in this communication has not commenced.

In connection with the proposed combination of Infinera and Transmode, an offer document related to the Offer will be filed with and published by the SFSA. In addition, Infinera intends to file a Registration Statement on Form S-4 with the SEC. Shareholders of Transmode should read the above referenced documents and materials carefully when such documents and materials become available, as well as other documents filed with the SEC and with the SFSA, because they will contain important information about the transaction. Infinera may not exchange the common stock referenced in the preliminary prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. Shareholders of Transmode may obtain free copies of these documents and materials, any amendments or supplements thereto and other documents containing important information about Infinera and the transaction, once such documents and materials are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents and materials filed with the SEC by Infinera will also be available free of charge from Infinera’s website (www.infinera.com) under the heading “SEC Filings” in the “Company—Investor Relations” portion of Infinera’s website.

Forward-looking information

Statements in this press release relating to future events, status and circumstances, including statements regarding future financial or operating performance, growth and other projections as well as benefits of the Offer, are forward-looking statements. These statements may generally, but not always, be identified by the use of words such as “anticipates,” “expects,” “believes,” continue,” “intends,” “target,” “projects,” “contemplates,” “plans,” “seeks,” “estimates,” “could,” “should,” “feels,” “will,” “would,” “may,” “can,” “potential” or similar expressions or variations, or the negative of these terms. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to a variety of factors, many of which are outside the control of Infinera. These risks and uncertainties include, but are not limited to, the risk that Transmode shareholders fail to tender more than 90 percent of Transmode’s outstanding shares, that any of the other closing conditions are not satisfied, and that the transaction may not close; the risk that Transmode’s and Infinera’s businesses will not be integrated successfully; the risk that synergies will not be realized or realized to the extent anticipated; the risk that the Combined Company will not realize on its financing or operating strategies; the risk that litigation in respect of either company or the transaction could arise; and the risk that disruption caused by the Combined Company would make it difficult to maintain certain strategic relationships. These risks and uncertainties also include those risks and uncertainties that will be discussed in the offer document to be filed with the SFSA at a future date by Infinera. Infinera cautions investors not to place considerable reliance on

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the forward-looking statements contained in this press release. Any forward-looking statements contained in this press release speak only as of the date on which they were made and Infinera has no obligation (and undertakes no such obligation) to update or revise any of them, whether as a result of new information, future events or otherwise, except for in accordance with applicable laws and regulations.

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